UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 39,771,809 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom AG (“Deutsche Telekom”)), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. Raul Marcelo Claure and Claure Mobile are referred to together as the “Claure Parties”.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 23 (this “Amendment No. 23”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 23 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

Item 3.          Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.          Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.          Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Entry into Rule 10b5-1 Plan of Sale

On November 29, 2023, DT Holding entered into a Rule 10b5-1 Sales Plan (the “10b5-1 Plan”) with RBC Capital Markets (Europe) GmbH (“RBC”) that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Exchange Act.  Under the 10b5-1 Plan, (a) RBC, through an affiliated broker-dealer, is authorized to sell Common Stock on behalf of DT Holding but not to purchase Common Stock, (b) sales of Common Stock will commence no earlier than March 12, 2024 and (c) no sales of Common Stock will be made under the 10b5-1 Plan after June 11, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:          November 30, 2023

DEUTSCHE TELEKOM AG

By:	/s/ Dr. Axel Lützner
Name: Dr. Axel Lützner
Title: Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
Name: Dr. Ulrich Zwach
Title: Vice President DT Legal

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

By:	/s/ Dr. Christian Dorenkamp
Name: Dr. Christian Dorenkamp
Title: Managing Director

By:	/s/ Roman Zitz
Name: Roman Zitz
Title: Managing Director

T-MOBILE GLOBAL HOLDING GMBH

By:	/s/ Frank Schmidt
Name: Frank Schmidt
Title: Managing Director

By:	/s/ Alexander Fleitling
Name: Alexander Fleitling
Title: Managing Director

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ Frans Roose
Name: Frans Roose
Title: Managing Director

By:	/s/ Jan Willem Hesselink
Name: Jan Willem Hesselink
Title: Managing Director

SCHEDULE A-3

Schedule A-3 is amended and restated as follows:

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.  During the last five years, to the best of each Reporting Person’s knowledge, no person on Schedule A-3 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

I. Board of Management

Name	Business Address	Present Principal Occupation
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board
Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems
Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor
Srinivasan Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Germany
Dr. Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)
Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development
Dominique Leroy∞	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe
Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

* = citizen of the United States
† = citizen of the United Kingdom
∞ = citizen of Belgium

II. Supervisory Board

Name	Business Address	Present Principal Occupation
Dr. Frank Appel (Chairman)	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Former CEO Deutsche Post AG, Bonn
Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn
Eric Daum	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	First Deputy Chairman of the Group Works Council of Deutsche Telekom AG, Bonn
Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn
Katja Hessel	Wilhelmstrasse 97 Berlin, Germany 10117	Parliamentary State Secretary to the Federal Minister of Finance, Berlin
Lars Hinrichs	Badestraße 2 Hamburg, Germany 20148	CEO Cinco Capital GmbH, Hamburg and CEO Digital Art Museum GmbH
Dr. Helga Jung	Hahnenbichlstraße 24 Ettringen, Germany 86833	Former Member of the Board of Management of Allianz SE, Munich
Dagmar P. Kollmann †	Grinzinger Allee 50 Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards
Petra Steffi Kreusel	Hahnstrasse 43d Frankfurt am Main, Germany 60528
Senior Vice President, Customer & Public Relations at Deutsche Telekom Geschäftskunden GmbH, Bonn, Group Officer for Digital Education and School at Deutsche Telekom AG, Bonn, Chairwoman of the Executive Staff Representation Committee of Deutsche Telekom Geschäftskunden GmbH, Bonn, Deputy Chairwoman of the Group Executive Staff Representation Committee of Deutsche Telekom AG, Bonn

Harald Krüger	Briennerstraße 29 München, Germany 80333	Managing Partner of KC&C GmbH, Gräfelfing, and former Chairman of the Management Board of Bayerische Motoren Werke Aktiengesellschaft, Munich
Kerstin Marx	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairwoman of the Group Works Council of Deutsche Telekom AG, Bonn
Dr. Reinhard Ploss	Moosacher Straße 80 Munich, Germany 80809	Chairman of the Supervisory Board of Knorr-Bremse AG, München and former Chairman of the Board of Management of Infineon Technologies AG, Neubiberg
Frank Sauerland (Deputy Chairman)	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Head of the Collective Bargaining Policy Committee IKT, National Committee A at the ver.di National Executive Board, Berlin
Christoph Schmitz	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Member of the federal executive board ver.di federal administration, Berlin
Susanne Schöttke	Hüxstr. 1 Lübeck, Germany 23552	Head of State District North ver.di, Lübeck
Nicole Seelemann-Wandtke	Kronshagener Weg 105 Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn
Karl-Heinz Streibich	Zimmerweg 15 Frankfurt, Germany 60325	Honorary chairman of acatech senate– Deutsche Akademie der Technikwissenschaften, Berlin
Margret Suckale	Hochfeldstratße 4b Tegernsee, Germany 83684	Former member of the Board of Management of BASF SE, Ludwigshafen
Karin Topel	Querstraße 1 Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District
Stefan B. Wintels	Palmengartenstrasse 5-9 Frankfurt am Main, Germany 60325	CEO KfW, Frankfurt am Main

* = citizen of Greece
† = citizen of Austria